U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(  ) Check this box if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

1.   Name and Address of Reporting Person

     Tyrone J. Fairbanks
     515 W. Greens Road, Suite 720
     Houston, TX 77067

2.   Issuer Name and Ticker or Trading Symbol

     Fortune Natural Resources Corporation - FPX

3.   IRS or Social Security Number of Reporting Person (Voluntary)



4.   Statement for Month/Year

     March 1999

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to issuer (Check all applicable)
     (X)  Director  ( )  10% Owner  (X)  Officer (give title below)
     ( )  Other (specify below)

     President and Chief Executive Officer

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TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of   |2. Transaction |3. Transaction  |4. Securities          | 5. Amount of        |6. Ownership Form:|7. Nature of
   Derivative |   Date        |   Code         |   Acquired (A) or     |    Securities       |    Direct (D) or |   Indirect
   Security   |               |                |   Disposed of (D)     |    Beneficially     |    Indirect (I)  |   Beneficial
              |   (Month/Day/ |   (Instr. 8)   |   Instr. 3, 4 and 5)  |    Owned at End     |                  |   Ownership
              |    Year)      |        |       |        | (A) or|      |    of Month         |                  |
              |               |  Code  |  V    | Amount | (D)   | Price|    (Instr. 3 and 4) |    (Instr. 4)    |   (Instr. 4)
-------------- --------------  ----------------  ----------------------  ------------------   -----------------  --------------

Common Stock   3/29/99         P                 2,000    A       $0.375   23,442               D

Common Stock   3/19/99         T                 3,825    A       $1.31     8,905               I                  401(k) Plan



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
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TABLE II - Derivative  Securities  Acquired,  Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------------
1.Title  |2.Conver-  |3.Trans- |4.Transac- |5.Number of     |6.Date Exer-   |7.Title and    |8.Price|9.Number  |10.Owner- |11.Nature
  of     |  sion or  |  action |  action   |  Derivative    |  cisable and  |  Amount of    | of    |  of      |   ship   |   of In-
  Deriva-|  Exercise |  Date   |  Code     |  Securities    |  Expiration   |  Underlying   | Deriv-|  Deriv-  |   Form of|   direct
  tive   |  Price of |         |           |  Acquired (A)  |  Date         |  Securities   | ative |  ative   |   Deriv- |   Bene-
  Secur- |  Deriva-  |         |           |  or Disposed   |               |               | Secur-|  Secur-  |   ative  |   ficial
  ity    |  tive     |  (Month/|  (Instr.  |  of (D)        |               |  (Instr. 3    | ity   |  ities   |   Secu-  |   Owner-
  (Instr.|  Security |   Day/  |    8)     |                |  (Month/Day/  |  and 4)       |       |  Bene-   |   rity:  |   ship
   3)    |           |   Year) |           |  (Instr. 3,    |  Year)        |               |(Instr.|  ficially|   Direct |
         |           |         |           |   4 and 5)     |               |               |  5)   |  Owned   |   (D) or |  (Instr.
         |           |         |           |                |               |      |Amount  |       |  at End  |   Indi-  |    4)
         |           |         |           |                |               |      |or      |       |  of Month|   rect   |
         |           |         |           |                |Date   |Expira-|      |Number  |       |  (Instr. |   (I)    |
         |           |         |     |     |       |        |Exer-  |tion   |      |of      |       |    4)    |  (Instr. |
         |           |         |Code | V   |(A)    |(D)     |cisable|Date   |Title |Shares  |       |          |   4)     |
--------  ----------- --------- ----------  --------------   --------------- --------------- ------- ---------- ---------- ---------

Stock                                                        3/25/   3/24/   Common
Options   $1.5625     3/25/99   A           120,000          1999    2004    Stock  120,000  $1.5625  120,000               D

Stock                                                                        Common
Options   $2.75       3/1/99    H                   101,400  3/1/94  3/1/99  Stock  101,400  $2.75    105,599    D(1)(2)

Stock
Options                                                                                               100,000    D(1) (unchanged)

Stock                                                                                                 120,000    D(1) (unchanged)
Options

Stock                                                                                                  80,000    D(1) (unchanged)
Options








(1) These amounts are listed separately from the above mentioned security as they each have different terms and exercise prices.
(2) This transaction is listed due to the expiration of said options.

SIGNATURE  OF REPORTING PERSON

/s/ Tyrone J. Fairbanks
------------------------

DATE
March 31, 1999